Squire, Sanders & Dempsey (US) LLP 221 E. Fourth St., Suite 2900 Cincinnati, OH 45202 Office: +1.513.361.1200 Fax: +1.513.361.1201 Direct Dial: +1.513.361.1230 stephen.mahon@ssd.com

August 12, 2011

VIA EDGAR  and FEDERAL EXPRESS
Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549-3561

Re:	Limoneira Company
Registration Statement on Form S-3
Filed August 1, 2011
File No. 333-175929

Dear Mr. Reynolds:

On behalf of Limoneira Company (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 10, 2011, relating to the Company’s Registration Statement on Form S-3 (File No. 333-175929) filed with the Commission on August 1, 2011 (the “Registration Statement”).  For ease of reference, we have restated your comment below in bold and italicized text preceding our response.

Enclosed herewith (and being filed simultaneously on EDGAR) is the Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which incorporates the Company’s response to your comment.  For the convenience of the Staff, we are enclosing with this response letter three copies of Amendment No. 1 with the changes marked for the Staff’s ease of review.

Signatures

1. Please revise to provide a principal accounting officer or controller signature and/or identify all appropriate titles for your principal accounting officer or controller if he or she currently signs your registration statement in another capacity.

In response to the Staff’s comment, the Company has revised the signature line for Joseph D. Rumley on page II-4 of Amendment No. 1 to reflect his role as the principal financial and accounting officer.

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August 12, 2011 Page 2	Squire, Sanders & Dempsey (US) LLP

We appreciate the efforts of the Staff in reviewing the Registration Statement.  Should you have any questions concerning the response to your comment or Amendment No. 1, please do not hesitate to contact me at 1.513.361.1230 or my colleague, Toby D. Merchant at 1.513.361.1229.

Very truly yours, Stephen C. Mahon

Enclosures

cc:	Harold S. Edwards, Limoneira Company
Joseph D. Rumley, Limoneira Company
Toby D. Merchant, Esq., Squire, Sanders & Dempsey (US) LLP
James Lopez, Legal Branch Chief
Edwin Kim, Division of Corporation Finance